Exhibit 12

ALLEGHENY ENERGY, INC. AND SUBSIDIARIES

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(Dollar amounts in thousands)	2009	2008	2007	2006	2005
Earnings:
Income from continuing operations before income taxes	$635,672	$599,856	$666,840	$496,012	$144,574
Exclude amounts reflected in line above:
Amortization of capitalized interest	3,828	2,413	1,923	1,644	2,695
Loss (income) from unconsolidated equity investees	(126)	(1,795)	(334)	(325)	770
Add fixed charges (see below)	324,486	273,823	216,835	286,769	453,559
Less amounts included in fixed charges:
Capitalized interest	(25,922)	(34,583)	(20,028)	(6,943)	(3,065)
Preference security dividend requirements of consolidated subsidiary (a)	—	—	(1,123)	(1,739)	(7,284)

Total Earnings (as defined)	$937,938	$839,714	$864,113	$775,418	$591,249

Fixed charges:
Interest expensed including amortization of debt issuance costs	$291,078	$231,937	$187,226	$270,265	$436,447
Interest capitalized including allowance for borrowed funds used during construction	29,228	37,431	23,903	10,218	4,340
Estimated interest component of rental expense	4,180	4,455	4,584	4,547	5,488
Preference security dividend requirements of consolidated subsidiary (a)	—	—	1,123	1,739	7,284

Total Fixed Charges (as defined)	$324,486	$273,823	$216,836	$286,769	$453,559

Ratio of Earnings to Fixed Charges (b)	2.89x	3.07x	3.99x	2.70x	1.30x

(a)	The preference security dividend requirement represents the amount of pre-tax earnings required to pay the dividends on preference securities of a subsidiary.
(b)	The ratio of earnings to fixed charges excludes interest expense (benefit) on uncertain tax positions of $1.0 million, $(4.5) million and $0.5 million for the years ended December 31, 2009, 2008 and 2007, respectively, which was recorded as a component of income tax expense.